SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 27, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

MATERIAL FACT

Brasil Telecom Participações S.A. (“BTP or the “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Brazilian Corporate Law 6,404/76 and Instruction 358/2002 issued by the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários) , informs its shareholders and the capital markets in general that the Extraordinary Shareholders Meeting convened to be held on July 27 th , 2005 was not consummated due to a judicial decision granted by the Second Federal Court of Florianópolis, Judicial Section of Santa Catarina, upon consideration of the Popular Action no. 2005.72.00.00.7938-1 (the “Judicial Decision of the Second Federal Court of Florianópolis-SC”), which, among other orders, expressly canceled the convened Extraordinary Shareholders Meeting.

As previously informed to the Company's shareholders and the capital markets in general, through a Notice to Shareholders and Notice of Cancellation of Extraordinary Shareholders Meeting published in the Official Gazette of the Federal Executive and also in the Brazilian newspapers named “Valor Econômico” and “Correio Braziliense” on July 27th, 2005, the Extraordinary Shareholders Meeting above mentioned had already been cancelled due to the reasons addressed in the “Notice to Shareholders and Notice of Cancellation of Extraordinary Shareholders Meeting” filed on July 26th, 2005 before the Brazilian Securities and Exchange Commission, São Paulo Stock Exchange (BOVESPA - Bolsa de Valores de São Paulo) and the SEC - Securities and Exchange Commission.

Nevertheless, in spite of the cancellation of the Extraordinary Shareholders Meeting and the orders set forth in the Judicial Decision of the Second Federal Court of Florianópolis/SC, the shareholders Fundação Petrobrás de Seguridade Social - Petros, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Citigroup Venture Capital International Brazil, L.P., Invitel S.A. and Fabio de Oliveira Moser, holders of, approximately, 8.1% of the Company's voting capital, and the entities Investidores Institucionais FIA, Zain Participações S.A., without any participation of BTP or any other shareholder of the Company, prepared and filed at the Company's headquarters a document entitled “extraordinary shareholders meeting minutes” in which such shareholders, without respect to the Article 16 of the Company's By-laws and Article 125 of the Brazilian Corporate Law, would have decided upon the matters pertaining to the agenda of the canceled Extraordinary Shareholders Meeting.

Brasília, July 27th , 2005

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer